TASEKO ANNOUNCES ANNUAL GENERAL MEETING RESULTS AND
CHANGES TO BOARD OF DIRECTORS

July 9, 2020, Vancouver, BC - Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) ("Taseko" or the "Company") today announced the voting results from its 2020 Annual General Meeting held Wednesday, July 8, 2020 in Vancouver, British Columbia.  Additionally, the Company announces that Richard Mundie and Alex Morrison did not stand for re-election and Peter Mitchell has been appointed to the Board.

Russell Hallbauer, CEO and Director of Taseko, commented, "Richard and Alex have been on the Taseko Board since 2009 and 2011, respectively. Richard was a strong contributor to the Board through the very difficult  times we experienced during the great financial crisis, and in its aftermath, as his decades of experience in the mineral industry gave him the knowledge to provide sound guidance to management in those unprecedented times.  Both Richard and Alex were also key members of the special committee that fought long and hard during the hostile proxy fight in 2016.  Both of these gentlemen fulfilled a number of very important roles over the last decade, helping guide this company and keeping it on a stable footing as we move forward with our continued growth.  On behalf of our Board, I thank them both and wish them well in their future endeavours."

Mr. Mitchell is a Chartered Accountant (CPA-CA) with over 35 years of senior financial management experience in both public and private equity sponsored companies.  Most recently, he was Senior Vice President and Chief Financial Officer of Coeur Mining, Inc., a precious metals producer operating mines throughout North America.  Peter joined Coeur in 2013 and was responsible for investor relations, financial planning and analysis, financial reporting, information technology, tax and compliance, in addition to serving as a key team member on the Company's acquisition and divestiture team as well as leading all capital markets activity in multiple equity and debt financings.

Previously, he held executive leadership positions in finance and operations with a variety of U.S. and Canadian companies, among them Taseko Mines Limited, Vatterott Education Centers, Von Hoffmann Corporation and Crown Packaging Ltd.  He is currently a member of the Board of Directors of Stabilis Energy, Inc and Northcliff Resources Ltd where in both cases, he is also the Audit Committee Chair.  He earned a BA in Economics from Western University and an MBA in Finance from the University of British Columbia.

"It is with pleasure I am announcing that Peter Mitchell has joined our Board, after serving as Taseko's Chief Financial Officer from 2008 to 2013.  His finance background and capital markets experience further bolster our already strong Board of Directors," continued Mr. Hallbauer.

A total of 132,162,210 common shares were voted at the Annual General Meeting, representing 53.7% of the votes attached to all outstanding common shares. Shareholders voted in favour of all items of business before the meeting, including the election of all director nominees as follows:

Director	% of Votes in Favour
Anu Dhir	94.8%
Robert Dickinson	94.8%
Russell Hallbauer	95.5%
Peter Mitchell	95.9%
Kenneth Pickering	95.2%
Ronald Thiessen	96.3%

Detailed voting results for the 2020 Annual General Meeting are available on SEDAR at www.sedar.com.

For further information on Taseko, please visit the Taseko website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
Chief Executive Officer and Director

No regulatory authority has approved or disapproved of the information contained in this news release.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains "forward-looking statements" within the meaning of applicable Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward looking statements") that were based on Taseko's expectations, estimates and projections as of the dates as of which those statements were made. Any statements that express, or involve discussions as to, expectations, believes, plans, objectives, assumptions or future events or performance that are not historical facts, are forward-looking statements.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "outlook", "anticipate", "project", "target", "believe", "estimate", "expect", "intend", "should" and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

• uncertainties and costs related to the Company's exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

• uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

• uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;

• uncertainties related to the ability to obtain necessary title, licenses and permits for development projects and project delays due to third party opposition;

• our ability to comply with the extensive governmental regulation to which our business is subject;

• uncertainties related to unexpected judicial or regulatory proceedings;

• changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;

• changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

• the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;

• the risk of inadequate insurance or inability to obtain insurance to cover mining risks;

• the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

• environmental issues and liabilities associated with mining including processing and stock piling ore;

• labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;

• the availability of, and uncertainties relating to the development of, infrastructure necessary for the development of our projects;

• our reliance upon key personnel; and

• uncertainties relating to increased competition and conditions in the mining capital markets.

For further information on Taseko, investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com, including the "Risk Factors" included in our Annual Information Form.